UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-38208

Dragon Victory International Limited

Room 1803, Yintai International Building

Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Formation of a Joint Venture Company

On October 29, 2021, Dragon Victory International Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Company”), through its indirect wholly owned subsidiary, Meta Rich Limited, a British Virgin Islands business company (“Meta Rich”), together with Antalpha Technologies Limited, a British Virgin Islands business company (“Antalpha”), formed Metalpha Limited, a British Virgin Islands business company (“Metalpha”). Antalpha is a wholly owned subsidiary of Antpool Technologies Holding Company, which is one of the largest Bitcoin mining pools in the world by hashrate. Meta Rich holds 51% of the equity interests in Metalpha and Antalpha holds 49%. The parties plan to invest an aggregate of $4 million in Metalpha, with Meta Rich and Antalpha contributing $2.04 million and $1.96 million, respectively. Metalpha was formed with a goal of providing most suitable derivative products for investors with different risk demand, targeting miners and institutions. The joint team intends to build a leading crypto derivative trading house using proprietary derivative trading platforms and technology.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

Date: November 8, 2021

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